STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 30, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	A&Q Aggregated Alpha Strategies Fund LLC
(formerly, O'Connor Fund of Funds: Aggregated Alpha Strategies LLC)
File Nos. 333-179806 and 811-21516

Dear Ms. Dubey:

On behalf of A&Q Aggregated Alpha Strategies Fund LLC (the "Fund"), transmitted for filing as EDGAR correspondence is the Fund's response to the comment of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to me by telephone on April 30, 2014.  The comment of the Staff relates to Post-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the "1933 Act") (also constituting Amendment No. 23 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended) (the "Amendment"), filed on April 29, 2014.

Set forth below is the Staff's comment and the Fund's response thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

PROSPECTUS

Summary of Fund Expenses

Comment 1.                      Please correct the footnote to the "Acquired Fund Fees and Expenses" line item to refer to footnote (3).

Response 1.                      We will correct the footnote to the "Acquired Fund Fees and Expenses" line item to refer to footnote (3), in the definitive version of the Fund's Prospectus to be filed pursuant to Rule 497 under the 1933 Act.

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Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik